Exhibit EX1

CEMEX, S.A.B. DE C.V.

NOTICE OF ORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Cemex, S.A.B. de C.V. (“Cemex”) has resolved to call an Ordinary General Shareholders’ Meeting of Cemex (the “Meeting”) to be held at the building named “Cemex Constitución”, located at Avenida Constitución 444 Poniente, ground floor, in the city of Monterrey, Mexico, at 12:00 P.M. (local time) on March 22, 2024, in accordance with the following:

AGENDA:

I.

PRESENTATION OF THE CHIEF EXECUTIVE OFFICER’S REPORT, INCLUDING CEMEX’S STATEMENT OF FINANCIAL POSITION, INCOME STATEMENT, CASH FLOW STATEMENT AND STATEMENT OF CHANGES IN EQUITY, AND PRESENTATION OF THE BOARD OF DIRECTORS’ REPORT, FOR THE YEAR 2023, PURSUANT TO THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES); THEIR DISCUSSION AND, WHERE APPLICABLE, AFTER HEARING THE OPINION OF THE BOARD OF DIRECTORS ON THE CHIEF EXECUTIVE OFFICER’S REPORT, THE AUDIT COMMITTEE’S REPORT, THE CORPORATE PRACTICES AND FINANCE COMMITTEE’S REPORT, THE SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT AND DIVERSITY COMMITTEE’S REPORT, THE ACCOUNTING POLICIES AND GUIDELINES REPORT, AND THE REPORT ON CEMEX’S TAX SITUATION, THEIR APPROVAL.

II.	PROPOSAL OF ALLOCATION OF PROFITS FOR THE YEAR ENDED DECEMBER 31, 2023, WHICH INCLUDES THE DECLARATION OF A CASH DIVIDEND.

III.	PROPOSAL TO SET THE AMOUNT OF THE RESERVE FOR THE ACQUISITION OF CEMEX’S SHARES OR OTHER SECURITIES REPRESENTNG SUCH SHARES.

IV.	PROPOSAL TO EXTEND THE CURRENT RESTRICTED STOCK INCENTIVE PLAN FOR EMPLOYEES, OFFICERS AND MANAGEMENT FOR UP TO 5 YEARS.

V.	APPOINTMENT ON AN INDIVIDUAL BASIS OF EACH MEMBER OF THE BOARD OF DIRECTORS, AS WELL AS THE CHAIRMAN, SECRETARY AND ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS.

VI.	APPOINTMENT ON AN INDIVIDUAL BASIS OF EACH MEMBER OF THE AUDIT COMMITEE, AS WELL AS THE PRESIDENT, SECRETARY AND ASSISTANT SECRETARY OF THE COMMITTEE.

VII.	APPOINTMENT ON AN INDIVIDUAL BASIS OF EACH MEMBER OF THE CORPORATE PRACTICES AND FINANCE COMMITEE, AS WELL AS THE PRESIDENT, SECRETARY AND ASSISTANT SECRETARY OF THE COMMITTEE.

VIII.

APPOINTMENT ON AN INDIVIDUAL BASIS OF EACH MEMBER OF THE SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITEE, AS WELL AS THE PRESIDENT, SECRETARY AND ASSISTANT SECRETARY OF THE COMMITTEE.

IX.	COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OF THE AUDIT, CORPORATE PRACTICES AND FINANCE, AND SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEES.

X.	APPOINTMENT OF DELEGATES TO FORMALIZE THE RESOLUTIONS ADOPTED AT THE MEETING.

In order to be admitted into the Meeting, shareholders must prove their status as holders, by submitting to Cemex’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, at least 48 (forty-eight) hours before the Meeting, the shares under their name or the corresponding certificates of deposit issued by a credit institution or institution for the deposit of securities through a market intermediary operating in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores). Additionally, pursuant to Article 14 of Cemex’s By-Laws, the person to whom the documents evidencing the deposit are issued, must also be registered as a shareholder in the Shareholders Registry kept by Cemex, and, if applicable, in the Major Shareholders’ Registry, and must also comply with the measures designed to prevent the acquisition of shares that would directly or indirectly confer control over Cemex, pursuant to Articles 7 and 10 of Cemex’s By-Laws. If the provisions of subsections II.- (A) and II.- (B) of the aforementioned Article 7 are not complied with, the holder(s) will not be able to exercise the inherent rights of the shares over which they have ownership and such shares will be excluded from the Meeting’s quorum determination, and Cemex will abstain from registering such shares of such holder(s) in the Shareholders Registry referred to in the Mexican General Corporations Law (Ley General de Sociedades Mercantiles), and any registry made through the Institute for the Deposit of Securities (Instituto para el Depósito de Valores), if applicable, will not take effect.

The certificates of deposit will be exchanged for admission cards, which shall specify the name of the shareholder and the number of shares he/she holds or represents. The deposited shares or the corresponding certificates will be returned upon the Meeting’s conclusion in exchange for the admission card issued by Cemex’s Corporate Secretariat. The abovementioned admission cards are required for access to the Meeting.

Stock market intermediaries and other interested parties may collect the proxy forms to be used to attend the Meeting on behalf of shareholders at Cemex’s Corporate Secretariat, located at Avenida Ricardo Margáin Zozaya 325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León.

All Mexican shareholders who do not exchange their shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) (CEMEX.CPO), or who do not maintain their shares in an investment account with a financial or stock intermediary, and who are recorded in the Shareholders Registry kept by Cemex, will need to submit their Federal Registry of Taxpayers Certificate (cédula de Registro Federal de Contribuyentes) to attend the Meeting.

Monterrey, Nuevo León, as of February 7, 2024.

Roger Saldaña Madero
Secretary of the Board of Directors